UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

August 3, 2020

Commission File Number 001-39007

Borr Drilling Limited

S. E. Pearman Building
2nd Floor 9 Par-la-Ville Road
Hamilton HM11
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Borr Drilling Limited – Fleet Status Report

Borr Drilling Limited (the “Company”) (NYSE: “BORR”, OSE: “BDRILL”) is pleased to announce in its fleet status report today that it has entered into a new contract and LOIs for three of its currently warm stacked rigs, adding USD 21 million to the total backlog, with good prospects for additional backlog on these units.  The recent awards will bring the total number of committed and contracted rigs up to 14. The tender activity in the jack-up market troughed in March / April this year caused by the negative development in the oil price. There are now clear signs of increased activity levels, supported by an oil price of around USD 40/bbl.

Borr has currently three additional warm stacked rigs which can be brought into operation without significant activation capex.

The updated Fleet Status Report can be found on the Company’s website and attached to this release.

August 3, 2020
Hamilton, Bermuda
Exhibits

99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORR DRILLING LIMITED

Date:	August 3, 2020	By:	/s/ Svend Anton Maier
		Name:	Svend Anton Maier
		Title:	Chief Executive Officer